Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2018	2017
	(in millions, except ratios)
Net income	$165	$192
Equity in earnings of unconsolidated affiliates, net of distributions	5	2
Income tax expense	47	107
Capitalized interest	(2)	(2)
	215	299

Fixed charges, as defined:

Interest	94	98
Capitalized interest	2	2
Interest component of rentals charged to operating expense	1	1
Total fixed charges	97	101

Earnings, as defined	$312	$400

Ratio of earnings to fixed charges	3.22	3.96